Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

Choice Hotels International, Inc. disseminated the following communication to stockholders of Wyndham Hotels & Resorts, Inc. on October 27, 2023.

Good Afternoon,

I wanted to ensure you saw the press release we issued on Wednesday calling on Wyndham’s board of directors to engage in good faith discussions to resolve the remaining open issues. As we’ve previously stated, the transaction is undeniably compelling and would benefit the stakeholders of both companies. Our latest press release and other information related to our proposal can be found here: www.CreateValueWithChoice.com.

After reflecting on Wyndham’s earnings call yesterday, we believe there are many key questions that Wyndham did not fully or directly address on their call, critically:

1.

Given Choice’s historical multiple premium and overall lower cost of capital, why does Wyndham believe it can close these gaps in the near term, especially in the current economic and macro environment?

2.

The $90 per share offer represents a 15.0x multiple, a multiple that Wyndham has never achieved absent COVID disruptions. If Wyndham is turning this offer down, what is their rational plan to deliver the same value as a standalone company in the short term?

3.

Given the significant execution risk associated with a new brand, particularly given Wyndham’s limited history of brand development, and increased competition from established players and new entrants, how does Wyndham mitigate concerns related to the Echo Suites brand, which represents 1/3 of the domestic pipeline? What is the reasonable timeline to realize meaningful royalty contribution from the Echo Suites brand?

4.

The proposed transaction is expected to lower costs by increasing direct bookings and create a rewards program on par with the top two global hotel rewards programs. Reducing reliance on third-party distribution channels and increasing rewards member guests has been a proven formula for improving hotel profitability. How will Wyndham lower the operating costs of its franchisees at the same level as a combined company?

5.

Wyndham said it was concerned about a transaction with Choice because it would expose Wyndham shareholders to the threat of significant long-term deterioration between the time of announcement and closing or termination. Would Wyndham resume discussions if Choice was willing to offer a market-level compensation such that Choice would bear a significant portion of that risk?

6.

Wyndham also expressed concern regarding the value of the portion of the consideration proposed to be paid in stock. Would Wyndham engage if Choice proposed a mechanism to fix the value of the share consideration under certain circumstances?

Choice invites you to reach out for a conversation with us about these important questions, our view of Wyndham’s responses to the same during their earnings call, and the proposed combination in general. Choice is fully committed to pursuing the proposed transaction. To conveniently schedule time, please register using the orange button at the end of this message. If you have any issues registering, please reach out to Allie Summers, our Senior Director, IR (allie.summers@choicehotels.com).

We look forward to the opportunity to speak with you.

Thank you.

Best,

Scott